Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

May 22, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Incapital Unit Trust, Series 3
File No. 333-180199

Dear Mr. Di Stefano:

This letter is in response to your comment letter dated April 18, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 3 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2012.  The registration statement offers Balance Sheet Strength Portfolio, Series 1 (the “Portfolio”).  For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

 Principal Investment Strategy- Comment 1

Please clarify whether the Portfolio will contain any mid-cap securities.

Response to Comment 1

The Portfolio may contain mid-cap securities.  The disclosure has been revised to add, “The trust’s portfolio may include large-, mid- and small-cap stocks.”

Principal Investment Strategy - Comment 2

Please explain why the Portfolio replicates the Goldman Sachs Strong Balance Sheet basket as of July 22, 2011, and not a more recent date.

Response to Comment 2

The Portfolio replicates the Goldman Sachs Strong Balance Sheet basket on or about May 21, 2012, and will be equally weighted as of June 5, 2012.  The prospectus has been revised accordingly.

Portfolio and Portfolio Methodology - Comment 3

What is the reason for the six-day lag referenced in the first two sentences of this section?

Response to Comment 3

The lag between the selection of securities and the weighting of securities provides sufficient time before the deposit date to screen for any liquidity or regulatory issues in regards to the securities selection.  For example, this lag time would be used to determine if the number of master limited partnerships selected would violate RIC compliance rules.  The disclosure has been revised to add: “This lag provides sufficient time before the date of deposit to screen for any liquidity or regulatory issues in regards to the securities selection.”

Principal Risks - Comment 4

Please include in this section appropriate risk disclosure for each type of security referenced above, including, if applicable, mid-cap and small-cap stocks.  Also disclose illiquidity and dilution risks.  Will the Portfolio be concentrated in an industry or group of industries?  If so, please disclose this, along with the risks of concentration.

Response to Comment 4

The prospectus has been revised in accordance with this comment by adding a small- and mid-cap risk disclosure as the Portfolio is comprised of large-, mid- and small-cap stocks.  In addition, strategy, liquidity and dilution risks have been added.  Furthermore, to the extent that the Portfolio concentrates any sector or industry, the disclosure in the prospectus will be revised accordingly.

Example - Comment 5

Please clarify whether the Example assumes the rollover of Trust units into subsequent Trusts.  What fees or costs are assessed against the unitholder in the event of a rollover?  If the Example assumes rollovers, explain how any accompanying transactional sales charges are treated in the Example.  How long will the term of the Trust be?

Response to Comment 5

The term of the Trust will be 2 years.  The Example assumes the rollover of Trust units into subsequent Trusts.  The Trust, when providing investors with the opportunity to receive a sales charge reduction for rollover purchases, does not engage in transferring assets from one UIT to another.  It simply provides a sales charge break for those investors that can establish that they purchased a prior trust.  Accordingly, the only additional fees and expenses associated with a rollover purchase is the additional sales charge.  The language in the prospectus has been revised.

Purchase and Sale of Trust Units - Comment 6

Disclosure in this section indicates that the price received from the Trustee by the unitholder is generally based on the redemption price of the underlying securities.  What is the meaning of “generally” in this context?

Response to Comment 6

The prospectus has been revised to delete the term “generally.”

How to Buy Units: Offering Price  - Comment 7

Please clarify whether “unit price,” “purchase price” and “offering price” are the same.

Response to Comment 7

We have revised all the references to “unit price,” “purchase price” and “offering price” to be “public offering price.”

Trust Administration: Changing Your Portfolio - Comment 8

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Response to Comment 8

Section 3.07 of the Trust Agreement provides that:

If necessary, in order to maintain the sound investment character of a Trust, the Depositor may direct the Trustee to sell, liquidate or otherwise dispose of Securities in such Trust at such price and time and in such manner as shall be determined by the Depositor, provided that the Supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such Securities:

         (i)that there has been a default in the payment of dividends, after declared and when due and payable;

         (ii)that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, or that there exists any legal question or impediment affecting such Securities or the payment of dividends from the same;

         (iii)that there has occurred any breach of covenant or warranty in any document relating to the issuer of the Securities which would adversely affect either immediately or contingently the payment of dividends on the Securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such Securities;

         (iv)that there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of such Securities;

         (v)that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor, as evidenced in writing to the Trustee, the retention of such Securities would be detrimental to the Trust and to the interest of the Unitholders;

         (vi)that all of the Securities in the Trust will be sold pursuant to termination of the Trust pursuant to Section 9.02 hereof;

         (vii)that such sale is required due to Units tendered for redemption;

         (viii)that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Supervisor the sale or tender of the Security is in the best interest of the Unitholders;

         (ix)with respect to an Index Trust, that the Security has been removed from the Trust’s Target Index;

         (x)with respect to an Index Trust, that the Security is over-represented in the Trust’s portfolio in comparison to such Security’s weighting in the Trust’s Target Index;

         (xi)if the Trust is a Grantor Trust, that the sale of such Securities is required in order to prevent the Trust from being deemed an association taxable as a corporation for federal income tax purposes;

         (xii)if the Trust is a RIC, that such sale is necessary or advisable (i) to maintain the qualification of the Trust as a regulated investment company or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Trust or on undistributed income in the Trust;

         (xiii) that as result of the ownership of the Security, the Trust or its Unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297 (a) of the United States Internal Revenue Code of 1986, as amended; or

         (xiv)that such sale is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Section 3.12 of the Trust Agreement provides that “[i]n the event that any contract to purchase any Contract Security is not consummated in accordance with its terms (such Contract Security being herein referred to as a “Failed Contract Security”), the Depositor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Depositor out of funds held by the Trustee pursuant to Section 3.03.”

Trust Name

The Trust has changed its name from “Goldman Sachs Balance Sheet Strength Portfolio, 2Q 2012” to “Balance Sheet Strength Portfolio, Series 1.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.           Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren